TIOMIN RESOURCES INC.

News Release (TSX: TIO)

TIOMIN PROVIDES BRIDGE LOAN TO FREEGOLD VENTURES

TORONTO – August 22, 2008: Tiomin Resources Inc. ('Tiomin' or the 'Company') (TSX: TIO) is pleased to announce that it will provide a bridge loan of US$2 million to Freegold Ventures Limited ('Freegold'). The funds will be advanced by no later than August 25, 2008.

This US$2 million loan completes a US$4 million bridge loan financing obtained by Freegold, which closed the first US$2 million tranche on July 31st, 2008 (see www.freegoldventures.com).

The bridge loan facility matures on January 15, 2009. Terms for this facility include an annual interest rate of 12.5%, a cash closing fee, and 350,000 warrants to purchase common stock of the Company for a two year period at a price equal to the average market price of the Company's shares for the 10 trading days immediately preceding closing. The lender will have the right to put the warrants back to the Company one year after closing of the bridge loan at a pro-rata price.

Both loan facilities share the collateral, being a first priority pledge of the shares in Freegold's wholly owned US subsidiaries and a general security agreement against the personal property of the company (including a second charge against the processing and private property assets currently collateralizing an equipment loan at Golden Summit). Tiomin's security interest in the collateral is subordinated to that of the first tranche lender, which provided the initial US$2 million loan. Both bridge facilities can be prepaid at any time, and all proceeds generated from subsequent financings must be used to repay the two facilities.

Rationale for the Transaction

Very little capital is currently available to finance junior mine exploration and development companies. Robert Jackson, President and CEO of Tiomin, who is also a Director of Freegold, commented "The market's current lack of development capital positions Tiomin to develop strategic partnerships with good quality juniors, which may lead to further debt and equity investments. The risk-adjusted return to Tiomin is attractive and this secured investment is only a small portion of our cash balance. Freegold has a highly prospective exploration portfolio in the United States and an experienced management".

About Freegold Ventures Limited (TSX: ITF, OTCBB: FGOVF, Frankfurt: FR4)

Freegold is a North American exploration and development company with a management team experienced in mine development and production that has a proven track-record in transitioning exploration companies into gold producers. Freegold is currently exploring advanced-stage gold projects in Idaho and Alaska. More details regarding these projects can be obtained by reviewing its website, www.freegoldventures.com, and reviewing its recent press releases.

About Tiomin Resources Inc.

Tiomin is maximizing shareholder value by the acquisition, exploration and development of industrial mineral, gold and base metal projects. Jinchuan Group Limited ('Jinchuan'), one of China's largest mining companies, owns 20% of Tiomin.

Tiomin has three main assets: approximately $23.7 million of cash, a 49% interest in the Pukaqaqa copper and gold project in Peru and currently 100% interest in the Kwale titanium project in Kenya. Tiomin's share price currently only reflects the value of its cash position and it receives no value for its other assets in Peru or Kenya.

Tiomin is also working to optimize the value of its shares by acquiring, or investing in, other prospective exploration properties.

Tiomin and its 51% partner at Pukaqaqa, Compañia Minera Milpo S.A. ('Milpo'), have an existing NI 43-101 measured and indicated copper resource and scoping study at Pukaqaqa, and also recently expanded its land position through the acquisition of the Puka Sur property. Tiomin and Milpo plan an extensive exploration program in 2008/9 aimed at increasing the resources.

In Kenya, Tiomin's obligations at Kwale remain under *Force Majeure* while the Government of Kenya completes the remaining conditions that will be required by lenders to finance Kwale. Tiomin is confident that with Jinchuan's pending acquisition of a 70% interest in Tiomin Kenya Limited, the Kwale project will be developed and that the Government of Kenya will complete the remaining items to ensure the construction and development of the project.

Tiomin also owns a 17.9% interest in Kivu Gold Corporation, a company focused on mineral exploration in sub-Saharan Africa.

Tiomin also expects to complete by October 1, 2008 its previously announced transaction with Radiant Resources Inc. ('Radiant') (TSX-V: RRS). Radiant is a base metals and gold exploration company focused on the Altay Shan mineral belt in Xinjiang Province in northwestern China. Radiant is in partnership with Baodi, which is owned by the provincial government. Radiant and Baodi own a joint venture company, Xinjiang Pacific Resources ('XPR'), which owns the portfolio of exploration properties that are of interest to Tiomin. Radiant has satisfied the contractual requirements to increase its ownership of XPR from 51% to 70% and is in the process of registering this change. Radiant has a right to earn up to 90% of XPR.

To find out more about Tiomin Resources Inc., please visit the company website at www.tiomin.com.

For further information on Tiomin please contact:

Jim O'Neill, VP Corporate Controller and Investor Relations
E-Mail: joneill@tiomin.com
Phone: 416-350-3779, ext. 231

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